UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated May 17, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Thanks Fellow Shareholders for Their Strong Support at Aurinia’s 2023 Annual Meeting

Highlights Aurinia Chairman George Milne and Compensation Committee Chair Joseph Hagan Received Less Than Majority Support from Shareholders, Resulting in Their Resignations from the Board

Notes the Company’s Executive Compensation Proposal Did Not Receive Majority Support and Its Proposed Amendment to the Equity Incentive Plan Was Not Approved by Shareholders

Appreciates Shareholders for Providing a Clear Mandate for Change at This Year’s Annual Meeting and Urges the Board to Publicly Commit to a Strategic Review Process

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”), a significant shareholder of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares, today commented on the outcome of the Company’s 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) held on May 17, 2023. At the Annual Meeting, Chairman George Milne and Compensation Committee Chair Joseph Hagan received less than majority support from shareholders and have subsequently submitted their resignations to the Board of Directors (the “Board”), pursuant to the Company’s Majority Voting Policy. Additionally, the Company’s non-binding advisory vote on executive compensation did not receive majority support and the proposed amendment to the equity incentive plan was not approved.

Antoine Khalife, founder of MKT Capital, commented:

“We appreciate that our fellow shareholders considered MKT Capital’s views and ultimately sent a clear message to Aurinia at this year’s Annual Meeting. Now that Messrs. Milne and Hagan have submitted their respective resignations, we expect the Board to respect the will of shareholders by promptly accepting these resignations and commencing a strategic review process. We are pleased that shareholders have sent a clear mandate for change – today’s vote outcome demonstrates others clearly share our concerns with the Board’s historic unwillingness to act on shareholder feedback. We hope that this trend stops now and expect the Board to finally heed shareholder feedback by publicly committing to a strategic review process, which we believe is the best path forward for all Aurinia stakeholders. We will continue to monitor the Company’s leadership and their actions closely and will take all necessary steps to reconstitute the Board further, if we deem it necessary, to ensure that shareholders’ interests are appropriately represented in the boardroom.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. MKT CAPITAL LTD. IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. MKT CAPITAL LTD. IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com